Exhibit 99.3

ATS CORPORATION

Annual Audited Consolidated Financial Statements

For the year ended March 31, 2024

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as of March 31, 2024. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company’s internal control over financial reporting as of March 31, 2024.

Andrew Hider Ryan McLeod
Chief Executive Officer Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
ATS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ATS Corporation (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimated costs to complete on long-term revenue construction contracts
Description of the Matter
The Company is involved in the design and build of custom-engineered automated manufacturing and test systems, which consist of long-term projects that can span from several months to several years. Revenue from these fixed-price construction contracts is recognized over time based on the percentage-of-completion method. This method is measured by reference to costs incurred to date as a percentage of the total estimated costs to complete a contract. The Company’s policy for revenue recognition together with the related critical accounting estimates and judgments are described in notes 3 and 4 of the consolidated financial statements. The Company recognized $1,972,816 thousand of revenues on long-term construction contracts for the year ended March 31, 2024.

Auditing the Company’s estimated costs to complete on fixed-price construction contracts that were open at period-end was complex due to the significant estimation uncertainty and judgment involved in evaluating the assumptions made by management in the creation and subsequent updates to the estimated costs to complete analyses. The total estimated costs to complete a contract drives the timing of revenue and profit recognition and can have a material impact on the amount of revenue recognized. The significant assumptions include those related to estimated future labour and materials costs. These assumptions are subjective due to the long-term and unique nature of many of the projects and are dependent on the status of the individual project as of the period-end date.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and, at certain locations, tested the operating effectiveness of controls related to the Company’s initial budgeting process for new long-term fixed-price construction contracts.

To test the estimated costs to complete on open fixed-price construction contracts, our audit procedures included, among others, selecting a sample of open contracts and agreeing the key terms of contractual arrangements and change orders to contract documentation and management’s estimates. We inquired and evaluated the consistency of responses obtained from operational personnel across various levels of management regarding risks and uncertainties, as well as the nature of the work yet to be completed and estimated costs to complete such work. We compared a sample of estimated labour and materials costs to complete used in the determination of revenue recognition to vendor quotes, purchase orders contractual labour rates or actual costs incurred for comparable completed contracts. We compared the margin of open fixed-price construction contracts as at period-end to the estimate of margin at inception of the project as well as the actual prior year-end margin, when applicable, and investigated differences outside our expectation. We also assessed the adequacy of disclosures that describe the areas of judgement and estimation uncertainties involving revenue recognition for open fixed-price construction contracts.

Valuation of acquired intangible assets in Avidity Science business combination
Description of the Matter	The Company completed the acquisition of Avidity Science during the year ended March 31, 2024 as disclosed in note 5 of the consolidated financial statements. The total purchase price of the business combination was $267,649 thousand. The purchase price allocation included intangible assets such as technology, customer lists and brands of $127,665 thousand as at the acquisition date. To value these assets, the Company used a discounted cash flow model.

Auditing the Company's accounting for its acquisition of Avidity Science was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets acquired. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the value of the intangible assets include forecasted revenue growth rates, margin percentages, attrition rates, royalty rates and discount rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the technology, customer list and brand intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by management, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For example, we assessed the appropriateness of forecasted revenue growth rates, margin percentages, and attrition rates used in the estimation of fair value of the intangible assets acquired by comparing to historical performance, similar acquisitions made by the Company, market data, and industry trends. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, including the discount rates and royalty rates, by comparing them to current industry and comparable company information.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2009

Toronto, Canada
May 15, 2024

ATS CORPORATION
Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

As at March 31	Note	2024	2023
ASSETS	16
Current assets
Cash and cash equivalents		$170,177	$159,867
Accounts receivable	22	471,345	399,741
Income tax receivable		13,428	15,160
Contract assets	22	704,703	526,990
Inventories	6	295,880	256,866
Deposits, prepaids and other assets	7	98,161	93,350
		1,753,694	1,451,974
Non-current assets
Property, plant and equipment	10	296,977	263,119
Right-of-use assets	8	105,661	94,212
Other assets	9	18,416	16,679
Goodwill	11	1,228,600	1,118,262
Intangible assets	12	679,547	593,210
Deferred income tax assets	18	5,904	6,337
		2,335,105	2,091,819
Total assets		$4,088,799	$3,543,793
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	16	$4,060	$5,824
Accounts payable and accrued liabilities		604,488	647,629
Income tax payable		44,732	38,904
Contract liabilities	22	312,204	296,555
Provisions	14	35,978	30,600
Current portion of lease liabilities	8	27,571	23,994
Current portion of long-term debt	16	176	65
		1,029,209	1,043,571
Non-current liabilities
Employee benefits	15	24,585	25,486
Long-term lease liabilities	8	83,808	73,255
Long-term debt	16	1,171,796	1,155,721
Deferred income tax liabilities	18	81,353	104,459
Other long-term liabilities	9	14,101	10,718
		1,375,643	1,369,639
Total liabilities		$2,404,852	$2,413,210
Commitments and contingencies	16, 20
EQUITY
Share capital	17	$865,897	$520,633
Contributed surplus		26,119	15,468
Accumulated other comprehensive income		64,155	60,040
Retained earnings		724,495	530,707
Equity attributable to shareholders		1,680,666	1,126,848
Non-controlling interests		3,281	3,735
Total equity		1,683,947	1,130,583
Total liabilities and equity		$4,088,799	$3,543,793

On behalf of the Board:
David McAusland Joanne S. Ferstman
Director Director

ATS CORPORATION
Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts)

Years ended March 31	Note	2024	2023

Revenues	21, 22	$3,032,883	$2,577,384

Operating costs and expenses
Cost of revenues	23	2,177,379	1,851,574
Selling, general and administrative	23	503,533	445,242
Restructuring costs	14	22,790	27,487
Stock-based compensation	19	13,790	30,592

Earnings from operations		315,391	222,489

Net finance costs	24	68,704	62,718

Income before income taxes		246,687	159,771

Income tax expense	18	52,506	32,070

Net income		$194,181	$127,701

Attributable to
Shareholders		$193,735	$127,433
Non-controlling interests		446	268
		$194,181	$127,701

Earnings per share attributable to shareholders
Basic	25	$1.98	$1.39
Diluted	25	$1.97	$1.38
See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars)

Years ended March 31	Note	2024	2023
Net income		$194,181	$127,701

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)		(2,805)	26,993

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	13	5,364	(12,279)
Tax impact		(1,337)	3,060

Loss transferred to net income for derivatives designated as cash flow hedges	13	1,786	5,583
Tax impact		(438)	(1,408)

Cross-currency interest rate swap adjustment	13	1,016	20,122
Tax impact		(254)	(5,031)

Variable for fixed interest rate swap adjustment	13	732	467
Tax impact		(183)	(116)

Items that will not be reclassified subsequently to net income:

Actuarial gains (losses) on defined benefit pension plans	15	(561)	5,043
Tax impact		155	(1,399)

Other comprehensive income		3,475	41,035

Comprehensive income		$197,656	$168,736

Attributable to
Shareholders		$197,444	$168,269
Non-controlling interests		212	467
		$197,656	$168,736

See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars)

Year ended March 31, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	193,735	—	—	—	446	194,181
Other comprehensive income (loss)	—	—	(406)	(2,571)	6,686	4,115	(234)	3,475
Total comprehensive income (loss)	—	—	193,329	(2,571)	6,686	4,115	212	197,656

Non-controlling interest 5	—	—	471	—	—	—	(666)	(195)
Stock-based compensation	—	11,253	—	—	—	—	—	11,253
Exercise of stock options	2,754	(602)	—	—	—	—	—	2,152
U.S. initial public offering (note 17)	366,332	—	—	—	—	—	—	366,332
Common shares held in trust (note 19)	(23,820)	—	—	—	—	—	—	(23,820)
Repurchase of common shares (note 17)	(2)	—	(12)	—	—	—	—	(14)

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947

Year ended March 31, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2022	$530,241	$11,734	$416,773	$24,412	$(1,564)	$22,848	$4,087	$985,683
Net income	—	—	127,433	—	—	—	268	127,701
Other comprehensive income	—	—	3,644	26,794	10,398	37,192	199	41,035
Total comprehensive income	—	—	131,077	26,794	10,398	37,192	467	168,736

Non-controlling interest	—	—	367	—	—	—	(819)	(452)
Stock-based compensation	—	5,088	—	—	—	—	—	5,088
Exercise of stock options	6,318	(1,354)	—	—	—	—	—	4,964
Common shares held in trust	(12,365)	—	—	—	—	—	—	(12,365)
Repurchase of common shares	(3,561)	—	(17,510)	—	—	—	—	(21,071)

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

Years ended March 31	Note	2024	2023

Operating activities
Net income		$194,181	$127,701
Items not involving cash
Depreciation of property, plant and equipment	10	28,455	25,590
Amortization of right-of-use assets	8	29,656	24,060
Amortization of intangible assets	12	83,063	75,839
Deferred income taxes	18	(29,915)	(37,542)
Other items not involving cash		(20,277)	16,470
Stock-based compensation	19	11,253	5,088
Change in non-cash operating working capital	26	(275,636)	(109,406)
Cash flows provided by operating activities		$20,780	$127,800

Investing activities
Acquisition of property, plant and equipment	10	$(58,830)	$(56,104)
Acquisition of intangible assets	12	(29,628)	(24,192)
Business acquisitions, net of cash acquired	5	(276,538)	(51,679)
Settlement of cross-currency interest rate swap instrument	9	—	21,493
Proceeds from disposal of property, plant and equipment	10	23,211	1,460
Cash flows used in investing activities		$(341,785)	$(109,022)

Financing activities
Bank indebtedness		$(1,527)	$3,399
Repayment of long-term debt		(798,378)	(344,169)
Proceeds from long-term debt		816,514	395,559
Proceeds from exercise of stock options		2,152	4,964
Proceeds from U.S. initial public offering, net of issuance fees	17	362,072	—
Purchase of non-controlling interest	5	(195)	(452)
Repurchase of common shares		(14)	(21,071)
Acquisition of shares held in trust	19	(23,820)	(12,365)
Principal lease payments		(26,080)	(20,983)
Cash flows provided by financing activities		$330,724	$4,882

Effect of exchange rate changes on cash and cash equivalents		591	925

Increase in cash and cash equivalents		10,310	24,585

Cash and cash equivalents, beginning of year		159,867	135,282

Cash and cash equivalents, end of year		$170,177	$159,867

Supplemental information
Cash income taxes paid		$49,511	$58,398
Cash interest paid		$68,526	$58,452

See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, “ATS” or the “Company”) uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions, including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “ATS” and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The annual audited consolidated financial statements of the Company for the year ended March 31, 2024 were authorized for issue by the Board of Directors (the “Board”) on May 15, 2024.

2. BASIS OF PREPARATION

These consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The annual audited consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are those entities where the Company directly or indirectly owns the majority of the voting power or can otherwise control the activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Non-controlling interests in the equity and results of the Company’s subsidiaries are presented separately in the consolidated statements of income and within equity on the consolidated statements of financial position.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The Company’s material subsidiaries are Automation Tooling Systems Enterprises GmbH, ATS Automation Holdings Limited, Automation Tooling Systems Enterprises Inc. and ATS Automation Tooling Systems GmbH. The Company has a 100% voting and equity securities interest in each of these corporations. All material intercompany balances, transactions, revenues and expenses and profits or losses, including dividends resulting from intercompany transactions, have been eliminated on consolidation.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Business combinations and goodwill: Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

When the Company acquires a business, it assesses the assets and liabilities assumed based upon the estimated fair values at the date of acquisition, except where specific exceptions are provided in IFRS 3. The Company determines the fair value of the assets acquired and the liabilities assumed based on discounted cash flows, market information and information that is available to the Company.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IFRS 9 - Financial Instruments (“IFRS 9”) in consolidated statements of income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IFRS 9, it is measured in accordance with the appropriate IFRS policy.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquiree at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the CGU retained.

(b) Foreign currency: Functional currency is the currency of the primary economic environment in which the subsidiary operates and is normally the currency in which the subsidiary generates and uses cash. Each subsidiary in the Company determines its own functional currency, and items included in the consolidated financial statements of each subsidiary are measured using that functional currency. The Company’s functional and presentation currency is the Canadian dollar.

Transactions
Foreign currency transactions are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Translation
The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates, and their revenue and expense items are translated at exchange rates prevailing at the dates of the transactions. The resulting exchange differences are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of income.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(c) Revenue: The Company generates revenue from construction contracts, the sale of goods, and by services rendered. Revenue is measured based on the consideration specified in a contract and the Company recognizes revenue when it transfers control of a product or provides a service to a customer. If the contract includes variable consideration, such as volume rebates, the Company only includes the amount in the transaction amount if it is measurable and highly probable to occur. With respect to incremental costs such as sales commissions incurred in obtaining a contract, the Company has elected to apply the practical expedient to expense these costs when incurred as the term of the Company’s contracts are typically one year or less.

Construction contracts
A construction contract generally includes the design, manufacture and installation of new equipment for a customer’s new or existing system. The Company generally considers a construction contract to contain one performance obligation. However, the Company may provide several distinct goods or services as part of a contract, in which case, the Company separates the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

The Company typically satisfies construction contract performance obligations over time; therefore, the Company recognizes revenue over time as the performance obligations are satisfied using the stage of completion method as described below:

•The stage of completion of fixed price contracts is measured based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated on each contract.

•The stage of completion of time and material contracts is measured using the right to invoice practical expedient - revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. Amounts received in advance of the associated contract work being performed are recorded as contract liabilities. Revenue is recognized without issuing an invoice and this entitlement to consideration is recognized as a reduction of the contract liability or as a contract asset. Payment terms on time and material contracts are normally based on a monthly billing cycle. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

Sale of goods
Revenue related to the sale of goods is recognized at a point in time when the Company satisfies a performance obligation and control of the asset is transferred to the customer. In determining satisfaction of a performance obligation, the Company considers the terms of the contract, including shipping terms, and transfer of title and risk.

Services rendered
Service contracts are either executed separately or bundled together with construction contracts. Where these contracts are bundled together, they are regarded as separate performance obligations, as each of the promises are capable of being distinct and are separately identifiable. Accordingly, a

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

portion of the transaction price is allocated to each performance obligation relative to standalone selling prices.

A service contract can include modifications to existing customer equipment, maintenance services, training, line relocation, onsite support, field service, remote support and consulting services. The Company generally considers service contracts to contain one performance obligation, which is satisfied over time. Therefore, revenue is recognized over time, using the stage of completion method described below:

•The stage of completion of fixed price contracts to provide specified services at specific times is measured based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated on each contract.

•The stage of completion of fixed price contracts to provide an indeterminable number of services over a specified period of time is measured based on contract term elapsed as a percentage of the full contract term.

•The stage of completion of time and material contracts is measured using the right to invoice practical expedient - revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on service contracts are similar to construction contracts. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

Revenue-related assets and liabilities:

Trade receivables
A trade receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Trade receivables are typically due upon issuance of an invoice. Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. The ATS generally accepted payment terms (with regard to customer contracts) make it improbable that a significant financing component would exist in contracts with customers. If there is a variable consideration component to a contract, it is only included in the transaction price when it is highly probable that the consideration will result in revenue and can be reliably measured.

Contract assets
Contract assets represent the right to consideration in exchange for goods or services that have been transferred to a customer. These assets are transferred to accounts receivable when the right to receive the consideration becomes unconditional.

Contract liabilities
Contract liabilities represent the obligation to transfer goods and services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recognized as revenue when the Company performs under the contract.

Unearned revenue
Unearned revenue relates to deposits or prepayments from customers for service and sale of goods contracts where revenue is earned at a point in time.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(d) Investment tax credits and government grants: Investment tax credits are accounted for as a reduction in the cost of the related asset or expense where there is reasonable assurance that such credits will be realized. Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be met. When the grant relates to an expense item, it is deducted from the cost that it is intended to compensate. When the grant relates to an asset, it is deducted from the cost of the related asset. If a grant becomes repayable, the inception-to-date impact of the assistance previously recognized in income is reversed immediately in the period in which the assistance becomes repayable.

(e) Taxes:

Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income tax related to items recognized directly in equity is also recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax filings with respect to situations in which applicable tax regulations are subject to interpretation, and establishes provisions where appropriate.

Deferred income tax
Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset will be realized or the liability will be settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred income taxes are recognized for all taxable temporary differences, except:

•When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint operations, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint operations, deferred income tax assets are recognized only to the extent that it

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that all or part of the deferred income tax asset will be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Deferred income tax related to items recognized outside profit or loss is also recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Income tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances existing at the acquisition date changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurs during the measurement period or in profit or loss.

Revenues, expenses and assets are recognized net of the amount of sales tax, except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of accounts receivable or accounts payable and accrued liabilities on the consolidated statements of financial position.
(f) Property, plant and equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, ATS derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	25 to 40 years
Production equipment	3 to 10 years
Other equipment	3 to 10 years

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Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Leasehold improvements are amortized over the shorter of the term of the related lease or their remaining useful life on a straight-line basis.

An item of property, plant and equipment or any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or eventual disposition. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed on an annual basis or more frequently if required and adjusted prospectively, if appropriate.

(g) Leases: At the inception of a contract, the Company determines whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company recognizes a right-of-use (“ROU”) asset and a lease liability on the date the leased asset is available for use by the Company (at the commencement of the lease).

Right-of-use assets
ROU assets are initially measured at cost, which is comprised of the initial amount of the lease liability, any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset or site on which it is located, less any lease payments made at or before the commencement date. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, a recognized ROU asset is depreciated using the straight-line method over the shorter of its estimated useful life or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Lease liabilities
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of penalties for termination of a lease. Each lease payment is allocated between the repayment of the principal portion of the lease liability and the interest portion. The finance cost is charged to net finance costs in the consolidated statements of income over the lease period. Payments associated with short-term leases (lease term of 12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statements of income as permitted by IFRS 16 - Leases (“IFRS 16”).

The carrying amount of the lease liability is remeasured if there is a modification resulting in a change in the lease term, a change in the future lease payments, or a change in the Company’s estimate of whether it will exercise a purchase, extension or termination option. If the lease liability is remeasured, a corresponding adjustment is made to the ROU asset.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company has applied this practical expedient.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Determining the lease term of contracts with renewal or termination options
The lease term includes the non-cancellable term of the lease including extension and termination options if the Company is reasonably certain to exercise the option. The Company applies judgment in evaluating whether it is reasonably certain to exercise the options. All relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

(h) Borrowing costs: Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur.

(i) Intangible assets: Acquired intangible assets are primarily software, customer relationships, brands and technologies. Intangible assets acquired separately are initially recorded at fair value and subsequently at cost less accumulated amortization and impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives, ranging from 1 to 15 years, on a straight-line basis. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of income in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized. The Company assesses the indefinite life at each reporting date to determine if there is an indication that an intangible asset may be impaired. If any indication exists, or when annual impairment testing for the intangible asset is required, the Company estimates the recoverable amount at the CGU level to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. An asset is impaired when the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or its value in use. Impairment losses relating to intangible assets are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income when the asset is derecognized.

Research and development expenditures
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset only when the following conditions are demonstrated:

•The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•The Company’s intention to complete and its ability to use or sell the intangible asset;

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

•How the asset will generate future economic benefits;
•The availability of resources to complete the intangible asset; and
•The ability to measure the expenditures reliably during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied, requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. In the event that a product program for which costs have been deferred is modified or cancelled, the Company will assess the recoverability of the deferred costs and, if considered unrecoverable, will expense the costs in the period the assessment is made.

(j) Financial instruments:

Recognition
Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Classification
The Company classifies its financial assets and financial liabilities in the following measurement categories: amortized cost, fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or derivatives designated as a hedging instrument in an effective hedge. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are measured at amortized cost where the business model is to hold the financial asset to collect its contractual cash flows.

Financial liabilities are classified to be measured at amortized cost, derivatives designated as a hedging instrument in an effective hedge, or they are designated to be measured subsequently at FVTPL. For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company classifies and measures financial assets (excluding derivatives) on initial recognition as described below:

•Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.
•Accounts receivable and contract assets are classified as and measured at amortized cost using the effective interest rate method, less any impairment allowance. Accounts receivable are held within a hold-to-collect business model. The Company does not factor or sell any of its trade receivables.

Accounts payable and accrued liabilities, contract liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Measurement
All financial instruments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments classified as amortized cost are included with the carrying value of such instruments. Transaction costs directly attributable to the acquisition of financial instruments classified as FVTPL are recognized immediately in profit or loss.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amounts outstanding, are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at fair value at the end of subsequent accounting periods, with changes recognized in profit or loss or other comprehensive income (irrevocable election at the time of recognition). Designation at FVTOCI is not permitted if the equity investment is held for trading. The cumulative fair value gain or loss will not be reclassified to profit or loss on the disposal of the investments.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either the Company has transferred substantially all the risks and rewards of the asset, or ATS has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

Impairment
The Company recognizes expected credit losses for trade receivables and contract assets based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of recognizing the trade receivable and contract asset.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macroeconomic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with credit rating criteria. Outstanding customer balances are monitored for evidence of customer financial difficulties including payment default and technical disputes on the contract. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. The Company considers the aging of past due receivables along with known project technical disputes a primary consideration in assessing credit risk.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. A financial asset, subject to other considerations, is generally considered in default when contractual payments are 90 days past due, which was determined based on historical collection rates. A financial asset may also be considered to be in default if observable internal or external data indicates a measurable decrease in expected cash flows that the Company is expected to receive, including the existence of a technical dispute.

Financial assets are written off when there is no reasonable expectation of recovery. Trade receivables and contract assets are reviewed on a case-by-case basis to determine whether they are impaired. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off. An allowance is set up to reduce the financial asset balance to its estimated realizable value when the amount is not considered to be collectible in full. Once it is confirmed that the reserved amount is uncollectible, the amount may be written off and removed from the financial asset and reserve. Where trade receivables and contract assets have been written off, the Company continues to engage to recover the financial asset. Where recoveries are made, these are recognized in the consolidated statements of income.

There has been no change to the estimation techniques or significant assumptions used in the impairment of financial instruments policy.

Fair value of financial instruments
The Company primarily applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - inputs other than quoted prices included in Level 1 that are observable or can be corroborated by observable market data
Level 3 - unobservable inputs that are supported by no market activity

(k) Derivative financial instruments and hedge accounting:

The Company may use derivative financial instruments such as forward foreign exchange contracts and cross-currency interest rate swaps to hedge its foreign currency risk. The Company designates certain derivative financial instruments as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations.

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated. At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instrument and the hedged item including whether the hedging instrument is expected to offset changes in cash flows of hedged items. At the inception of each hedging relationship, the Company documents its risk management objective, its strategy for undertaking various hedge transactions and how the Company will assess the hedging instrument’s effectiveness in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk. The hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

basis to determine whether they have actually been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow reserve, while any ineffective portion is recognized immediately in the consolidated statements of income.

Amounts recognized in other comprehensive income and accumulated in equity are transferred to the consolidated statements of income when the hedged item is recognized in profit or loss. These earnings are included within the same line of the consolidated statements of income as the hedged item.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecasted transaction or firm commitment affects profit or loss.

The Company uses forward foreign exchange contracts as hedges of its exposure to foreign currency risk on anticipated revenues or costs, and cross-currency interest rate swap contracts as hedges of its exposure to foreign currency-denominated Senior Notes. The Company may use interest rate swap contracts to reduce its exposure to floating interest rates.

Hedges of net investments
Hedges of net investments in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument related to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses related to the ineffective portion are recognized in the consolidated statements of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the consolidated statements of income. The Company uses cross-currency interest rate swap contracts as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries.

(l) Inventories: Inventories are stated at the lower of cost and net realizable value on a first-in, first-out basis. The cost of raw materials includes purchase cost and costs incurred in bringing each product to its present location and condition. The cost of work in progress and finished goods includes cost of raw materials, labour and related manufacturing overhead, excluding borrowing costs, based on normal operating capacity. Cost of inventories includes the transfer from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of raw materials. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Impairment losses, including impairment on inventories, are recognized in the consolidated statements of income in those expense categories consistent with the function of the impaired asset.

(m) Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use. It is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

(n) Provisions: Provisions are recognized when: the Company has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Warranty provisions
Provisions for warranty-related costs are recognized when the product is sold or the service is provided. Initial recognition is based on historical experience and specific known risks. The initial estimate of warranty-related costs is reviewed at the end of each reporting period and adjusted to reflect the current best estimate.

Restructuring provisions
Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled. Additionally, the Company needs to have in place a detailed formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and the appropriate timeline. The people affected have a valid expectation that the restructuring is being carried out or the implementation has been initiated already.

(o) Employee benefits: The Company operates pension plans in accordance with the applicable laws and regulations in the respective countries in which the Company conducts business. The pension benefits are provided through defined benefit and defined contribution plans. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, pro-rated on length of service and management’s best estimate assumptions to value its pensions using a measurement date of March 31. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur in other comprehensive income. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized in selling, general and administrative expenses in the consolidated statements of income. The past service costs are recognized immediately in profit or loss as an expense.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using the current interest rate at the reporting date on high-quality fixed-income investments with maturities that match the expected maturities of the obligation, less the fair value of plan assets out of which the

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information, and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The accounting method for other long-term employee benefit plans is similar to the method used for defined benefit plans, except that all actuarial gains and losses are recognized immediately in the consolidated statements of income.

(p) Stock-based payments: The Company operates both equity-settled and cash-settled stock-based compensation plans under which the entity receives services from employees as consideration for equity instruments of the Company or cash payments.

For equity-settled plans, namely the Employee Share Purchase Plan, the Stock Option Plan and Restricted Share Units, the fair value determined at the grant date is expensed on a proportionate basis consistent with the vesting features of each grant and incorporates an estimate of the number of equity instruments that will ultimately vest. The total amount to be expensed is determined by reference to the fair value of the stock options or restricted share units granted, excluding the impact of any non-market service and performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period).

At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of income with a corresponding adjustment to equity. The proceeds received are credited to share capital and share premiums when the units are exercised.

For cash-settled plans, namely the Deferred Stock Unit Plan and the Restricted Share Units, the expense is determined based on the fair value of the liability incurred at each award date and at each subsequent consolidated statement of financial position date until the award is settled. The fair value of the liability is measured by applying quoted market prices. Changes in fair value are recognized in the consolidated statements of income in stock-based compensation expense.

(q) Standards adopted in fiscal 2024:

The following amendments to accounting standards were adopted by the Company during fiscal 2024:

(i) Amendments to IAS 12 - Income taxes

Effective May 23, 2023, the IASB issued International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12 - Income Taxes (“IAS 12”)). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The Company has applied the mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The adoption did not have an impact on the Company's annual audited consolidated financial statements.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(ii) Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1, Disclosure of Accounting Policies, aiming to assist preparers in determining which accounting policies to disclose in their financial statements. Instead of disclosing significant accounting policies, entities are now required to disclose material accounting policy information. These amendments have been adopted in the Company's consolidated financial statements for the year ended on March 31, 2024.

(r) Standards issued but not yet effective:

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2024, and accordingly, have not been applied in preparing these consolidated financial statements. This listing is of standards and amendments issues that the Company reasonably expects to be applicable at a future date.

(i) Amendments to IAS 1 - Presentation of Financial Statements (effective for reporting periods beginning on or after January 1, 2024)

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or will to choose to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements, and will incorporate the new disclosure requirements of IAS 1 in its consolidated financial statements upon adoption on April 1, 2024.

(ii) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s annual audited consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The Company based its estimates, judgments and assumptions on

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

The following are the critical judgments, estimates and assumptions that have been made in applying the Company’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(a) Revenue recognition and contracts in progress: Revenues from construction contracts are recognized on a percentage of completion basis as outlined in note 3(c) “Revenue.” In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These factors are reviewed at each reporting period and by their nature may give rise to income volatility.

(b) Income taxes: Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which may be subject to change and interpretation. Investment tax credit assets, disclosed in note 18, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies.

If the assessment of the Company’s ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter; however, it is possible that at some future date an additional liability could result from audits by the taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(c) Employee benefits: The cost of defined benefit pension plans, the cost of other long-term employee benefit plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Further details about the assumptions used are provided in note 15.

(d) Fair value measurement: Acquisitions that meet the definition of a business combination require the Company to recognize the assets acquired and liabilities assumed at their fair value on the date of the acquisition. The calculation of fair value of the assets and liabilities may require the use of estimates and assumptions, based on discounted cash flows, market information and using independent valuations and management’s best estimates.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

5. ACQUISITIONS

(a) Current year acquisitions

(i) On November 16, 2023, the Company acquired 100% of the shares of Avidity Science, LLC (“Avidity”), a designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid upon finalization of post-closing adjustments was $267,649 ($195,471 U.S.).

Cash used in investing activities was determined as follows:

Cash consideration	$267,649
Less: cash acquired	(6,100)
$261,549

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$6,100
Other current assets	47,474
Property, plant and equipment	15,649
Right-of-use assets	4,687
Intangible assets with a definite life
Technology	43,542
Customer relationships	56,139
Other	1,284
Intangible assets with an indefinite life
Brands	26,700
Current liabilities	(21,648)
Other long-term liabilities	(5,346)
Deferred tax liability	(9,271)
Net identifiable assets	$165,310
Residual purchase price allocated to goodwill	102,339
Purchase consideration	$267,649

Current assets include accounts receivable of $17,616, representing the fair value of accounts receivable expected to be collected.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company’s growth plan. Of the amounts assigned to goodwill and intangible assets, approximately 17% of the aggregate are not expected to be deductible for tax purposes. This acquisition was accounted for as a business combination with the Company as the acquirer of Avidity. The purchase method of accounting was used with an acquisition date of November 16, 2023. Avidity contributed approximately $38,615 in revenue and $926 in net loss from the acquisition date November 16, 2023 to March 31, 2024. If Avidity had been acquired at the beginning of ATS' fiscal year (April 1, 2023), the Company estimates that revenues and net income of the combined Avidity and ATS entity for the twelve months ended March 31, 2024 would have been approximately $64,358 higher and $1,543 lower, respectively.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(ii) On January 1, 2024, the Company acquired 100% of the shares of IT.ACA. Engineering S.r.l. (“ITACA”), an Italian automation system integrator. The total purchase price was $12,444 (8,507 Euros). Cash considerations paid in the fourth quarter of fiscal 2024, was $4,813 (3,290 Euros). The balance of $7,631 (5,217 Euros) will be paid within 36 months of the acquisition date.

On July 3, 2023, the Company acquired 100% of the shares of Odyssey Validation Consultants Limited (“Odyssey”), an Ireland-based provider of digitalization solutions for the life sciences industry. The total purchase price was $5,636 (3,898 Euros).

On June 30, 2023, the Company acquired 100% of the shares of Yazzoom B.V. (“Yazzoom”), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The purchase price, paid in the first quarter of fiscal 2024, was $5,283 (3,655 Euros).

Cash used in investing activities for the three acquisitions was determined as follows:

Cash consideration	$23,363
Less: cash acquired	(8,323)
$15,040

The allocation of the purchase price at fair value for the three acquisitions is as follows:

Purchase price allocation
Cash	$8,323
Other current assets	4,928
Property, plant and equipment	2,064
Right-of-use assets	423
Intangible assets with a definite life
Technology	4,449
Brands	2,053
Customer relationships	1,027
Other	1,429
Current liabilities	(7,243)
Other long-term liabilities	(679)
Deferred tax liability	(1,378)
Net identifiable assets	$15,396
Residual purchase price allocated to goodwill	7,967
Purchase consideration	$23,363

Current assets include accounts receivable of $3,524, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The allocations to intangible assets were determined using relative values from comparable transactions.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company’s growth plan. The amounts assigned to goodwill and intangible assets are not expected to be deductible for tax purposes. These acquisitions

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

were accounted for as business combinations with the Company as the acquirer of Yazzoom, Odyssey, and ITACA. The purchase method of accounting was used with an acquisition date of June 30, 2023 for Yazzoom, July 3, 2023 for Odyssey, and January 1, 2024 for ITACA.

(iii) On May 15, 2024, subsequent to the fourth quarter, the Company announced it had entered into a definitive agreement to acquire Paxiom Group (“Paxiom”). With headquarters in Montreal, Quebec, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The transaction is expected to close in the third calendar quarter of 2024, subject to customary closing conditions.

(b) Prior year acquisitions

(i) On March 28, 2023, the Company completed its acquisition of 100% of the membership interest in Triad Unlimited LLC (“Triad”), a U.S.-based reliability engineering service provider to the North American and European markets. The total purchase price paid upon finalization of working capital adjustments was $20,623 ($15,166 U.S.). Included in the purchase price was contingent consideration of $7,953 ($5,849 U.S.), which is payable if certain performance targets are met within two years of the acquisition date.
(ii) On March 3, 2023, the Company acquired 100% of the shares of Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. (“ZIA”). ZIA is an automation systems integrator serving Southeast Asia and Australia with a focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions. The total purchase price paid in the fourth quarter of fiscal 2023 was $24,500 ($18,015 U.S.).

(iii) On December 22, 2022, the Company acquired 100% of the shares of IPCOS Group N.V. (“IPCOS”), a Belgium-based provider of process optimization and digitalization solutions. The total purchase price was $24,722 (17,100 Euros). The purchase price includes deferred considerations of $3,253 (2,250 Euros) to be paid within 36 months of the acquisition date.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Cash used in investing activities for the three prior year acquisitions was determined as follows:

Cash consideration	$58,639
Less: cash acquired	(7,012)
$51,627

The allocation of the purchase price at fair value for the three acquisitions was as follows:

Purchase price allocation
Cash	$7,012
Other current assets	14,475
Property, plant and equipment	428
Right-of-use assets	4,005
Intangible assets with a definite life
Technology	20,643
Brands	9,527
Customer relationships	4,763
Other	7,307
Current liabilities	(11,854)
Other long-term liabilities	(5,073)
Deferred tax liability	(7,041)
Net identifiable assets	$44,192
Residual purchase price allocated to goodwill	25,653
Purchase consideration	$69,845

Current assets include accounts receivable of $10,464, representing the fair value of accounts receivable expected to be collected.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce; access to growth opportunities in new markets and with existing customers; and the combined strategic value to the Company's growth plan. The amounts assigned to goodwill and intangible assets for ZIA and IPCOS are not expected to be deductible for tax purposes, while these amounts for Triad are expected to be deductible for tax purposes. These acquisitions were accounted for as business combinations with the Company as the acquirer of IPCOS, ZIA and Triad. The purchase method of accounting was used with an acquisition date of December 22, 2022 for IPCOS, March 3, 2023 for ZIA, and March 28, 2023 for Triad.

6. INVENTORIES

As at	March 31 2024	March 31 2023
Raw materials	$153,433	$138,792
Work in progress	98,245	84,401
Finished goods	44,202	33,673
	$295,880	$256,866

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the year ended March 31, 2024 was $15,980 (March 31, 2023 - $2,709). The amount of inventories carried at net realizable value as at March 31, 2024 was $6,904 (March 31, 2023 - $591). For the year ended March 31, 2024, the Company recognized expense related to cost of

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

inventories of $1,024,143 (March 31, 2023 - $912,608) in cost of revenues in the consolidated statements of income.

7. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	March 31 2024	March 31 2023
Prepaid assets	$38,046	$29,766
Supplier deposits	35,686	45,565
Investment tax credit receivable	19,379	13,819
Forward foreign exchange contracts	5,050	4,200
	$98,161	$93,350

8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the years ended March 31, 2024 and March 31, 2023 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2022		$69,505	$11,784	$81,289
Additions		22,514	8,322	30,836
Amortization		(17,541)	(6,519)	(24,060)
Acquisition of subsidiaries	5	3,059	510	3,569
Exchange and other adjustments		2,343	235	2,578
Balance, at March 31, 2023		$79,880	$14,332	$94,212
Additions		25,411	12,567	37,978
Amortization		(21,596)	(8,060)	(29,656)
Acquisition of subsidiaries	5	4,184	1,362	5,546
Exchange and other adjustments		(2,291)	(128)	(2,419)
Balance, at March 31, 2024		$85,588	$20,073	$105,661

Changes in the balance of lease liabilities during the years ended March 31, 2024 and March 31, 2023 were as follows:

	Note	2024	2023
Balance, at April 1		$97,249	$82,820
Additions		37,978	30,836
Interest		5,473	4,016
Payments		(31,553)	(24,999)
Acquisition of subsidiaries	5	6,560	3,640
Exchange and other adjustments		(4,328)	936
Balance, at March 31		$111,379	$97,249
Less: current portion		27,571	23,994
		$83,808	$73,255

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the year ended March 31, 2024, the Company recognized an expense related to short-term and low-value leases of $4,450, in cost of revenues (March 31, 2023 - $2,564), and $1,729

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(March 31, 2023 - $1,750) in selling, general and administrative expenses in the consolidated statements of income.

The annual lease obligations for the next five years and thereafter are as follows:

As at	March 31, 2024
Less than one year	$31,066
One - two years	25,068
Two - three years	19,337
Three - four years	12,460
Four - five years	9,685
Due in over five years	30,234
Total undiscounted lease liabilities	$127,850

The Company does not face a significant liquidity risk in regard to its lease obligations.

9. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	March 31 2024	March 31 2023
Cross-currency interest rate swap instrument (i)	$17,204	$16,187
Variable for fixed interest rate swap instruments (ii)	1,198	467
Other	14	25
Total	$18,416	$16,679

Other long-term liabilities consist of the following:

As at	March 31 2024	March 31 2023
Cross-currency interest rate swap instrument (i)	$14,101	$10,718

(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument will end on November 4, 2024.

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

10. PROPERTY, PLANT AND EQUIPMENT

	Note	Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Cost:
Balance, at March 31, 2022		$34,676	$161,158	$37,310	$79,532	$312,676
Additions		—	31,109	7,155	17,840	56,104
Acquisition of subsidiaries	5	—	50	23	476	549
Disposals		(118)	(1,008)	(3,263)	(7,995)	(12,384)
Exchange and other adjustments		2,043	8,338	1,613	3,785	15,779
Balance, at March 31, 2023		$36,601	$199,647	$42,838	$93,638	$372,724
Additions		4,400	30,559	7,248	16,623	58,830
Acquisition of subsidiaries	5	843	10,404	4,039	2,305	17,591
Disposals		(2,083)	(14,630)	(526)	(6,227)	(23,466)
Exchange and other adjustments		(34)	245	865	(3,916)	(2,840)
Balance, at March 31, 2024		$39,727	$226,225	$54,464	$102,423	$422,839

		Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Depreciation:
Balance, at March 31, 2022		$—	$(34,660)	$(11,232)	$(44,661)	$(90,553)
Depreciation expense		—	(8,428)	(6,337)	(10,825)	(25,590)
Disposals		—	540	2,879	7,505	10,924
Exchange and other adjustments		—	(1,742)	(832)	(1,812)	(4,386)
Balance, at March 31, 2023		$—	$(44,290)	$(15,522)	$(49,793)	$(109,605)
Depreciation expense		—	(9,344)	(7,070)	(12,041)	(28,455)
Disposals		—	7,114	111	5,979	13,204
Exchange and other adjustments		—	(260)	(272)	(474)	(1,006)
Balance, at March 31, 2024		$—	$(46,780)	$(22,753)	$(56,329)	$(125,862)
Net book value:
At March 31, 2024		$39,727	$179,445	$31,711	$46,094	$296,977
At March 31, 2023		$36,601	$155,357	$27,316	$43,845	$263,119

Included in building and leaseholds as at March 31, 2024 was $34,725 (March 31, 2023 - $18,889) of assets that relate to the expansion and improvement of certain manufacturing facilities and have not been depreciated. Included in other equipment as at March 31, 2024 is $8,548 (March 31, 2023 - $5,975) of assets that are under construction and have not been depreciated.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

11. GOODWILL

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

As at	Note	2024	2023
Balance, at April 1		$1,118,262	$1,024,790
Acquisition of subsidiaries	5	112,201	23,758
Foreign exchange		(1,863)	69,714
Balance, at March 31		$1,228,600	$1,118,262

The Company performed its annual impairment test of goodwill as at March 31, 2024. The recoverable amount of the group of CGUs is determined based on fair value less costs of disposal using a capitalized EBITDA approach. The approach requires management to estimate maintainable future EBITDA and capitalize this amount by rates of return which incorporate the specific risks and opportunities facing the business. EBITDA is defined as earnings from operations excluding depreciation and amortization (“EBITDA”).

In determining a maintainable future EBITDA, the historical operating results for the five years ended March 31, 2024 were compared to the budgeted results for the year ending March 31, 2025, as presented to and approved by the Board. Non-recurring and unusual items have been adjusted in order to normalize past EBITDA. Management selected capitalization rates in the range of 6.8% to 8.3% for the calculation of the reasonable range of capitalized EBITDA. These capitalization rates were based on EBITDA multiples which incorporate specific risks and opportunities facing the Company. The inputs used in the calculation are level three of the fair value hierarchy. As a result of the analysis, management did not identify impairment for this group of CGUs.

Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the group of CGUs.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

12. INTANGIBLE ASSETS

	Note	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Cost:
Balance, at March 31, 2022		$48,613	$68,244	$247,134	$335,642	$156,426	$856,059
Additions		18,060	6,132	—	—	—	24,192
Acquisition of subsidiaries	5	—	7,211	19,713	4,549	9,098	40,571
Disposals		(424)	(7,380)	—	—	—	(7,804)
Exchange and other adjustments		1,973	(18,518)	11,663	8,542	5,511	9,171
Balance, at March 31, 2023		$68,222	$55,689	$278,510	$348,733	$171,035	$922,189
Additions		18,135	11,493	—	—	—	29,628
Acquisition of subsidiaries	5	1,170	1,639	48,920	57,379	29,183	138,291
Disposals		(635)	(2,641)	—	—	—	(3,276)
Exchange and other adjustments		(6,525)	3,476	(12,174)	(60,794)	(390)	(76,407)
Balance, at March 31, 2024		$80,367	$69,656	$315,256	$345,318	$199,828	$1,010,425

		Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Amortization:
Balance, at March 31, 2022		$(23,430)	$(47,130)	$(53,507)	$(158,028)	$(5,784)	$(287,879)
Amortization		(3,199)	(15,135)	(25,982)	(29,400)	(2,123)	(75,839)
Disposals		—	7,319	—	—	—	7,319
Exchange and other adjustments		(1,126)	20,068	(181)	3,699	4,960	27,420
Balance, at March 31, 2023		$(27,755)	$(34,878)	$(79,670)	$(183,729)	$(2,947)	$(328,979)
Amortization		(6,493)	(12,364)	(31,172)	(29,547)	(3,487)	(83,063)
Disposals		13	2,594	—	—	—	2,607
Exchange and other adjustments		190	6,563	11,478	60,303	23	78,557
Balance, at March 31, 2024		$(34,045)	$(38,085)	$(99,364)	$(152,973)	$(6,411)	$(330,878)
Net book value:
At March 31, 2024		$46,322	$31,571	$215,892	$192,345	$193,417	$679,547
At March 31, 2023		$40,467	$20,811	$198,840	$165,004	$168,088	$593,210

(i) The Company has assessed a portion of its brand intangible assets to have a useful life of five years. The carrying amount of the intangible assets estimated to have an indefinite life as at March 31, 2024 was $183,432 (March 31, 2023 - $156,732).

Research and development costs that are not eligible for capitalization have been expensed and are recognized in cost of revenues.

The Company performed its annual impairment test of indefinite-lived intangible assets as at March 31, 2024. The recoverable amount of the related CGUs was estimated based on a value in use calculation using the present value of the future cash flows expected to be derived by the related subsidiaries. This approach requires management to estimate cash flows that include earnings from operations less capital expenditures.

In determining future cash flows, the budgeted results for the year ending March 31, 2025, as presented to and approved by the Board, were extrapolated for a five-year period, followed by a terminal calculation based on the fifth year forecasted amount. The estimated cash flows are based on

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

historical data and past experience of operating within the marketplace. The average revenue growth rate used for the intangible asset impairment testing of indefinite-lived brands was 5% (March 31, 2023 - 5%). The terminal growth rate used in the impairment testing ranged from 3% to 5% (March 31, 2023 - 5%). The rates used to project cash flows are based on management’s expectations for the growth of the cash generating unit and do not exceed long-term average growth rates for the markets in which the cash generating units operate. Management used a pre-tax discount rate of 10% (March 31, 2023 - 15%) to determine the present value of future cash flows. As a result of the analysis, management did not identify an impairment of the indefinite lived intangible assets and any reasonable change in assumptions would not result in impairment.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Summary of financial instruments:

(i) Categories of financial instruments: The carrying values of the Company’s financial instruments are classified into the following categories:

As at				March 31, 2024
	Fair value through profit or loss	Amortized cost	Fair value through other comprehensive income	Total carrying value
Financial assets:
Cash and cash equivalents (i)	$—	$170,177	$—	$170,177
Trade accounts receivable	—	437,329	—	437,329

Financial liabilities:
Bank indebtedness	—	(4,060)	—	(4,060)
Trade accounts payable and accrued liabilities	—	(535,844)	—	(535,844)
Long-term debt	—	(1,171,972)	—	(1,171,972)

Derivative instruments:
Held for trading derivatives that are not designated in hedge accounting relationships – gain (ii)	600	—	—	600
Derivative instruments in designated hedge accounting relationships – gain (ii)	—	—	2,290	2,290
Cross-currency interest rate swap – gain (iii)	—	—	3,103	3,103
Interest rate swap instrument – gain (iii)	—	—	1,198	1,198

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at				March 31, 2023
	Fair value through profit or loss	Amortized cost	Fair value through other comprehensive income	Total carrying value
Financial assets:
Cash and cash equivalents (i)	$—	$159,867	$—	$159,867
Trade accounts receivable	—	368,855	—	368,855

Financial liabilities:
Bank indebtedness	—	(5,824)	—	(5,824)
Trade accounts payable and accrued liabilities	—	(601,094)	—	(601,094)
Long-term debt	—	(1,155,786)	—	(1,155,786)

Derivative instruments:
Held for trading derivatives that are not designated in hedge accounting relationships – gain (ii)	1,024	—	—	1,024
Derivative instruments in designated hedge accounting relationships – loss (ii)	—	—	(4,860)	(4,860)
Cross-currency interest rate swap – gain (iii)	—	—	5,469	5,469
Interest rate swap instrument – gain (iii)	—	—	467	467
(i) Cash and cash equivalents is in the form of deposits on demand with major financial institutions. Cash equivalents were nil at March 31, 2024 and March 31, 2023.

(ii) Derivative financial instruments in a gain position are included in deposits, prepaids and other assets, and derivative financial instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

(iii) The cross-currency interest rate swap instrument in a gain position is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.

During the years ended March 31, 2024 and March 31, 2023, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

(ii) Fair value measurements: The following table summarizes the Company’s financial instruments that are carried or disclosed at fair value and indicates the fair value hierarchy that reflects the significance of the inputs used in making the measurements:

As at					March 31 2024
	Carrying value	Level 1	Level 2	Level 3	Fair value total
Measured at fair value:
Held for trading derivatives that are not designated in hedge accounting relationships	$600	$—	$600	$—	$600
Derivative instruments in designated hedge accounting relationships	2,290	—	2,290	—	2,290
Cross-currency interest rate swap	3,103	—	3,103	—	3,103
Interest rate swap instrument	1,198	—	1,198	—	1,198
Disclosed at fair value:
Long-term debt	(1,171,972)	—	(1,130,183)	—	(1,130,183)

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at					March 31 2023
	Carrying value	Level 1	Level 2	Level 3	Fair value total
Measured at fair value:
Held for trading derivatives that are not designated in hedge accounting relationships	$1,024	$—	$1,024	$—	$1,024
Derivative instruments in designated hedge accounting relationships	(4,860)	—	(4,860)	—	(4,860)
Cross-currency interest rate swap	5,469	—	5,469	—	5,469
Interest rate swap instrument	467	—	467	—	467
Disclosed at fair value:
Long-term debt	(1,155,786)	—	(1,102,089)	—	(1,102,089)

The estimated fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their respective carrying values due to the short period to maturity. The estimated fair value of long-term debt borrowings under the Credit Facility and other facilities approximates the carrying value due to interest rates approximating current market values. The estimated fair value of the long-term debt Senior Notes reflects the current trading price.

Derivative financial instruments are carried at fair value. The fair value of the Company’s derivative instruments is estimated using a discounted cash flow technique incorporating inputs that are observable in the market or can be derived from observable market data. The derivative contract counterparties are highly rated multinational financial institutions.

During the years ended March 31, 2024 and March 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

(b) Risks arising from financial instruments and risk management:

The Company manages its market risk through the use of various financial derivative instruments. The Company uses these instruments to mitigate exposure to fluctuations in foreign exchange rates. The Company’s strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and its risk tolerance. The Company does not enter into derivative financial agreements for speculative purposes. As such, any change in cash flows associated with derivative instruments is designed to be offset by changes in cash flows of the relevant risk being hedged.

When appropriate, the Company applies hedge accounting. Hedging does not guard against all risks and is not always effective. The Company may recognize financial losses as a result of volatility in the market values of these contracts. The fair values of these instruments represent the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. The fair value of these derivatives is determined using valuation techniques such as discounted cash flow analysis. The valuation technique incorporates all factors that would be considered in setting a price, including the Company’s own credit risk as well as the credit risk of the counterparty.

Foreign currency risk
The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar, the U.S. dollar and the Euro. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies that may have an impact on operating results and cash flows. The types of foreign exchange risk can be categorized as follows:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Translation exposure
Each foreign operation’s assets and liabilities are translated from the subsidiary’s functional currency into Canadian dollars using the exchange rates in effect at the consolidated statement of financial position date. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.

Foreign currency risks arising from the translation of assets and liabilities of foreign operations into the Company’s functional currency are hedged under certain circumstances. The Company has assessed the net foreign currency exposure of operations relative to their own functional currency. A fluctuation of +/- 5% in the Euro, and U.S. dollar, provided as an indicative range in a volatile currency environment, would, everything else being equal, have an effect on accumulated other comprehensive income for the year ended March 31, 2024 of approximately +/- $8,602 and $36,925, respectively (2023 +/- $62,943 and $72,051), and on income before income taxes for the year ended March 31, 2024 of approximately +/- $1,679 and $6,934, respectively (2023 +/- $12 and $2,840).

Foreign-currency-based earnings are translated into Canadian dollars each period at prevailing rates. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income.

Transaction exposure
The Company generates significant revenues in foreign currencies, which exceed the natural hedge provided by purchases of goods and services in those currencies. The Company’s risk management objective is to reduce cash flow risk related to foreign currency-denominated cash flows. In order to manage foreign currency exposure in subsidiaries that have transaction exposure in currencies other than the subsidiary’s functional currency, the Company enters into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company’s markets and the Company’s past experience. As such, there is not a material transaction exposure.

The Company’s U.S. dollar-denominated Senior Notes are translated into Canadian dollars at the foreign exchange rate in effect at the consolidated statement of financial position dates. As a result, the Company is exposed to foreign currency translation gains and losses. The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to the Senior Notes. The balance of the Senior Notes is designated as a hedge of the U.S. dollar-denominated net investment in foreign operations.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In relation to its debt financing, the Company is exposed to changes in interest rates, which may impact the Company’s borrowing costs. Floating rate debt exposes the Company to fluctuations in short-term interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company. As at March 31, 2024, $408,420 or 34.0% (March 31, 2023 - $388,397 or 33.0%) of the Company’s total debt is subject to movements in floating interest rates. A +/- 1% change in interest rates in effect for the fiscal year would, all things being equal, have an impact of +/- $4,084 on income before income taxes for the year ended March 31, 2024 (March 31, 2023 +/- $3,884).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist mainly of cash and cash equivalents, accounts receivable, contract assets and derivative financial instruments. The carrying values of these assets represent management’s assessment of the associated maximum exposure to such credit risk. Cash and cash equivalents are held by major financial institutions. Substantially all of the Company’s trade accounts receivable and contract assets are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is mitigated by the Company’s client base being primarily large, multinational customers and a portion of these balances being insured by a third party.

Trade receivables – aged by due date as at	March 31 2024	March 31 2023
Current	$316,492	$304,181
1 – 30 days	68,454	35,704
31 – 60 days	12,537	13,098
61 – 90 days	13,554	5,870
Over 90 days	32,533	16,503
Total	$443,570	$375,356

The movement in the Company’s allowance for doubtful accounts for the years ended March 31 was as follows:

	2024	2023
Balance, at April 1	$6,501	$5,216
Provision for doubtful accounts	2,135	1,086
Amounts written off	(201)	(491)
Recoveries	(2,114)	(406)
Foreign exchange	(80)	1,096
Balance, at March 31	$6,241	$6,501

The Company minimizes credit risk associated with derivative financial instruments by only entering into derivative transactions with highly rated multinational financial institutions, in order to reduce the risk of counterparty default. The Company reviews counterparty credit ratings on a regular basis and sets credit limits when deemed necessary.

Liquidity risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company’s process for managing liquidity risk includes ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company requires authorizations for expenditures on projects and prepares annual capital expenditure budgets to assist with the management of capital. The Company’s accounts payable primarily have contractual maturities of less than 90 days, and the contractual cash flows equal their carrying values.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Trade payables – aged by due date as at	March 31 2024	March 31 2023
1 – 30 days	$179,521	$222,332
31 – 60 days	27,514	32,246
61 – 90 days	7,732	17,836
Over 90 days	6,697	13,072
Total	$221,464	$285,486

As at March 31, 2024, the Company was holding cash and cash equivalents of $170,177 (March 31, 2023 - $159,867) and had unutilized lines of credit of $447,339 (March 31, 2023 - $456,010). The Company expects that continued cash flows from operations in fiscal 2025, together with cash and cash equivalents on hand and available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, property, plant and equipment and strategic investments including some potential acquisitions, and that the Company’s credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

The Company’s long-term debt obligations and scheduled interest payments are presented in note 16.

(c) Hedge accounting and risk management contracts:

Cash flow hedges - foreign currency risk of forecasted purchases and sales
The Company manages foreign exchange risk on its highly probable forecasted revenue and purchase transactions denominated in various foreign currencies. The Company has identified foreign exchange fluctuation risk as the hedged risk. To mitigate the risk, forward currency contracts are designated as the hedging instrument and are entered into to hedge a portion of the purchases and sales. The forward currency contracts limit the risk of variability in cash flows arising from foreign currency fluctuations. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

Cash flow hedges - foreign currency risk on foreign-currency-denominated Senior Notes
The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging relationship will end on December 15, 2025. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

Cash flow hedges - variable for fixed interest rate swap
Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument. The instrument swapped the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin and the terms of the hedging instrument end on November 4, 2024. On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026. The Company has established a hedge ratio of 1:1 for the hedging relationship. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Hedge of Euro-denominated net investment in foreign operations
The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as a derivative financial instrument to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars to hedge the net investment in its European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

During the years ended March 31, 2024 and March 31, 2023, income of $345 and $75, respectively, was recognized in selling, general and administrative expenses for the ineffective portion of cash flow hedges.

The following table summarizes the Company’s outstanding cash flow hedge positions to buy and sell foreign currencies under forward foreign exchange contracts and cross-currency interest rate swaps:

As at							March 31, 2024
			Carrying amount		Hedging instrument	Hedged item	Cash flow hedge reserves
Item sold	Item bought	Nominal amount (in CAD)	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Changes in fair value used for calculating hedge ineffectiveness	For continuing hedges	For discontinued hedges
Derivative hedging instruments (i)
U.S. dollars	Canadian dollars	233,244	1,024		1,024	1,024	1,024	—
Euros	Canadian dollars	98,103	1,559		1,559	1,559	1,559	—
U.S. dollars	Euros	18,648		204	204	204	204	—
Euros	U.S. dollars	10,763		26	26	26	26	—
Euros	Czech Koruna	2,740		63	63	63	63	—

Cross-currency interest rate swap instruments (ii)
U.S. dollars	Canadian dollars	237,038	17,204	—	1,017	1,017	17,204	—
Canadian dollars	Euros	235,477	—	14,101	(3,383)	(3,383)	14,101	—

Interest rate swap instrument (ii)
Variable rate	Fixed rate	406,350	1,198	—	732	732	1,198	—

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at							March 31, 2023
			Carrying amount		Hedging instrument	Hedged item	Cash flow hedge reserves
Currency sold	Currency bought	Nominal amount (in CAD)	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Changes in fair value used for calculating hedge ineffectiveness	For continued hedges	For discontinued hedges
Derivative hedging instruments (i)
U.S. dollars	Canadian dollars	193,545	—	1,083	1,083	1,083	1,083	—
Euros	Canadian dollars	56,573	—	4,152	4,152	4,152	4,152	—
U.S. dollars	Euros	45,535	522	—	522	522	522	—
Euros	U.S. dollars	3,648	—	99	99	99	99	—

Cross-currency interest rate swap instruments (ii)
U.S. dollars	Canadian dollars	236,495	16,187	—	20,122	20,122	16,187	—
Canadian dollars	Euros	236,137	—	10,718	(28,722)	(28,722)	10,718	—

Interest rate swap instrument (ii)
Variable rate	Fixed rate	405,420	467	—	467	467	467	—

(i) Derivative hedging instruments in a gain position are included in deposits, prepaids and other assets, and derivative hedging instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

(ii) The cross-currency interest rate swap instrument in a gain position is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.

As at March 31, 2024, the Company is holding the following forward foreign exchange contracts to hedge the exposure on its revenues and purchases:

As at										March 31, 2024
		Less than 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 2 years
Currency sold	Currency bought	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate
Revenue hedges
U.S. dollars	Canadian dollars	65,780	1.352	48,247	1.353	42,539	1.351	24,381	1.360	47,408	1.363
Euros	Canadian dollars	24,842	1.479	28,130	1.483	12,056	1.495	8,768	1.512	20,458	1.524
U.S. dollars	Euros	11,170	0.907	5,224	0.928	2,198	0.905	—	—	—	—
Euros	Czech Koruna	1,279	24.523	877	24.866	584	24.958	—	—	—	—

Purchase hedges
U.S. dollars	Canadian dollars	4,889	1.339	—	—	—	—	—	—	—	—
Euros	U.S. dollars	2,192	1.084	3,208	1.088	3,317	1.093	2,046	1.098	—	—
U.S. dollars	Euros	56	0.919	—	—	—	—	—	—	—	—
Euros	Canadian dollars	3,513	1.480	336	1.473	—	—	—	—	—	—

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at										March 31, 2023
		Less than 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 2 years
Currency sold	Currency bought	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate
Revenue hedges
Euros	U.S. dollars	1,300	1.145	650	1.150	—	—	—	—	—	—
U.S. dollars	Canadian dollars	55,347	1.333	45,926	1.341	31,114	1.339	21,616	1.348	39,542	1.344
Euros	Canadian dollars	23,602	1.355	16,119	1.369	12,456	1.370	4,396	1.374	—	—
U.S. dollars	Euros	11,398	0.929	15,567	0.921	10,423	0.928	4,400	0.925	3,228	1.014

Purchase hedges
Euros	U.S. dollars	665	1.088	204	1.081	—	—	828	1.092	—	—
U.S. dollars	Euros	365	0.955	98	1.003	—	—	—	—	56	0.919

The following summarizes the Company’s amounts included in other comprehensive income that relate to hedge accounting:

As at				March 31, 2024
Cash flow hedges	Change in the value of the hedging instrument recognize in OCI gain (loss)	Hedge ineffectiveness recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss)	Line item affected in profit or loss because of the reclassification
Foreign exchange risk:
Revenue hedges	(7,154)	—	(1,706)	Revenues
Purchase hedges	4	—	(80)	Cost of revenues
Cross-currency interest rate swap	(1,017)	—	—	Net finance costs
Interest rate swap instrument	(732)	—	—	Net finance costs

As at				March 31, 2023
Cash flow hedges	Change in the value of the hedging instrument recognize in OCI gain (loss)	Hedge ineffectiveness recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss)	Line item affected in profit or loss because of the reclassification
Foreign exchange risk:
Revenue hedges	6,914	—	(5,413)	Revenues
Purchase hedges	(219)	—	(170)	Cost of revenues
Cross-currency interest rate swap	(20,122)	—	—	Net finance costs
Interest rate swap instrument	(467)	—	—	Net finance costs

Instruments not subject to hedge accounting
As part of the Company’s risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary’s functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the consolidated statements of income.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

For the year ended March 31, 2024, the Company recorded risk management gains of $5,448 (losses of $21,553 for the year ended March 31, 2023) on foreign currency risk management forward contracts in the consolidated statements of income. Included in these amounts were unrealized gains of $3,146 (losses of $2,758 during the year ended March 31, 2023), representing the change in fair value. In addition, during the year ended March 31, 2024, the Company realized gains in foreign exchange of $2,302 (losses of $18,795 during the year ended March 31, 2023), which were settled.

14. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2022	$12,793	$10,610	$1,422	$24,825
Provisions made	3,559	27,487	8,822	39,868
Provisions used	(5,838)	(19,773)	(9,372)	(34,983)
Exchange adjustments	588	266	36	890
Balance, at March 31, 2023	$11,102	$18,590	$908	$30,600
Provisions made	6,460	22,790	10,362	39,612
Acquisition of subsidiaries	522	—	—	522
Provisions used	(4,862)	(19,445)	(10,352)	(34,659)
Exchange adjustments	(30)	(72)	5	(97)
Balance, at March 31, 2024	$13,192	$21,863	$923	$35,978

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As part of this review, the Company identified an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. In fiscal 2024, restructuring expenses of $22,790 were recorded in relation to the reorganization.

In fiscal 2023, the Company completed a reorganization plan which primarily impacted certain management positions.

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

15. EMPLOYEE BENEFITS

The Company operates pension plans for certain of its employees through defined contribution plans, defined benefit plans and other long-term employee benefit plans. The costs associated with defined contribution plans are expensed as incurred. The most recent actuarial valuations of the defined benefit plans and other long-term employee benefit plans were completed as at March 31, 2024. The next valuations are scheduled to be as at March 31, 2025.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

The changes in the fair value of assets, the employee benefit obligation and the funded status were as follows:

As at	March 31 2024	March 31 2023
Accrued benefit obligations:
Opening balance	$29,162	$32,721
Acquisition of subsidiary	—	1,055
Interest cost	1,015	579
Service cost	610	553
Assumption changes	561	(5,043)
Transfers and benefits paid	(2,590)	(2,111)
Foreign exchange	(376)	1,408
Accrued benefit obligations, ending balance	$28,382	$29,162

Plan assets:
Opening balance	$3,676	$3,589
Interest income included in net interest expense	125	(170)
Company contributions	—	179
Foreign exchange	(4)	78
Plan assets, ending balance	$3,797	$3,676
Employee benefits liability	$24,585	$25,486
Amounts recognized in the consolidated statements of comprehensive income (before tax) were as follows:

As at	March 31 2024	March 31 2023
Total actuarial gains (losses) recognized in OCI	$(561)	$5,043

The significant weighted average annual actuarial assumptions used in measuring the accrued benefit obligation were as follows:

As at	March 31 2024	March 31 2023
Discount rate	3.8%	4.1%
Rate of compensation increase	0.6%	0.4%

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are the discount rate and life expectancy. The sensitivity analyses have been performed based on reasonably possible changes in the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As at March 31, 2024, the following quantitative analysis shows changes to the significant actuarial assumptions and the corresponding impact on the accrued benefit obligations:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

	Discount rate		Life expectancy
	1% increase	1% decrease	Increase by 1 year	Decrease by 1 year
Accrued benefit obligations	$(2,988)	$2,146	$625	$(638)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation from one another as some of the assumptions may be correlated.

The weighted average allocations of plan assets were:

As at	March 31 2024	March 31 2023
Other	100.0%	100.0%
 No plan assets were directly invested in the Company’s securities.

The net employee benefits expense included the following components:

Years ended	March 31 2024	March 31 2023
Defined benefit plans
Service cost	$610	$553
Interest cost	1,015	579
	1,625	1,132
Defined contribution plans	9,871	7,250
Net employee benefits expense	$11,496	$8,382
 The Company expects to contribute nil to its defined benefit plans during the year ending March 31, 2025.

The cumulative actuarial losses, net of income taxes, recognized in retained earnings as at March 31, 2024 were $2,797 (March 31, 2023 - $2,390).

16. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its senior secured credit facility (the “Credit Facility”) to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At March 31, 2024, the Company had utilized $703,984 under the Credit Facility, of which $703,972 was classified as long-term debt (March 31, 2023 - $691,906) and $12 by way of letters of credit (March 31, 2023 - $48).
The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’ acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 9).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2024, all of the covenants were met.

The Company has additional credit facilities available of $108,058 (40,575 Euros, $24,000 U.S., 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $150 AUD and $2,189 CAD). The total amount outstanding on these facilities as at March 31, 2024 was $6,735, of which $4,060 was classified as bank indebtedness (March 31, 2023 - $5,824), $2,299 was classified as long-term debt (March 31, 2023 - $202) and $376 by way of letters of credit (March 31, 2023 - $158). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350,000 aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2024, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see note 9).

(i) Bank indebtedness

As at	March 31 2024	March 31 2023
Other facilities	$4,060	$5,824

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(ii) Long-term debt

As at	March 31 2024	March 31 2023
Credit Facility	$703,972	$691,906
Senior Notes	474,075	472,990
Other facilities	2,299	202
Issuance costs	(8,374)	(9,312)
	1,171,972	1,155,786
Less: current portion	176	65
	$1,171,796	$1,155,721

Scheduled principal repayments and interest payments on long-term debt as at March 31, 2024 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$176	$20,971
One - two years	256	20,864
Two - three years	616,102	20,748
Three - four years	88,225	20,620
Four - five years	474,267	20,476
Thereafter	1,320	2,171
	$1,180,346	$105,850

17. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

On December 13, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

For the year ended March 31, 2024, the Company purchased 300 common shares for $14 under the recently announced and previous NCIB programs.

Subsequent to March 31, 2024, during the period April 1, 2024 to May 3, 2024, the Company purchased 1,020,887 common shares for cancellation under the NCIB program for $44,986.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

For the year ended March 31, 2023, the Company purchased nil common shares under the previous NCIB program. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2022		92,267,724	$530,241
Exercise of stock options		291,659	6,318
Common shares held in trust		(337,496)	(12,365)
Repurchase of common shares		(619,695)	(3,561)
Balance, at March 31, 2023		91,602,192	$520,633
Exercise of stock options		105,398	2,754
Common shares held in trust	19	(387,794)	(23,820)
Initial public offering, net of offering costs and deferred tax		6,900,000	366,332
Repurchase of common shares		(300)	(2)
Balance, at March 31, 2024		98,219,496	$865,897

18. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Years ended	Note	March 31 2024	March 31 2023
Income before income taxes and non-controlling interest		$246,687	$159,771
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$65,372	$42,339

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		603	(4,269)
Non-taxable items net of non-deductible items		(14,391)	(4,649)
Unrecognized assets		12,001	9,428
Income taxed at different rates and statutory rate changes		(8,843)	(10,030)
Manufacturing and processing allowance and all other items		(2,236)	(749)
At the effective income tax rate of 21% (March 31, 2023 – 20%)		$52,506	$32,070

Income tax expense reported in the consolidated statements of income:
Current tax expense		$82,421	$69,612
Deferred tax recovery		(29,915)	(37,542)
		$52,506	$32,070

Deferred tax related to items charged or credited directly to equity and goodwill:
Loss on revaluation of cash flow hedges		$(2,212)	$(3,495)
Opening deferred tax of acquired company	5	(10,963)	(6,727)
Other items recognized through equity		6,215	(7,428)
Income tax charged directly to equity and goodwill		$(6,960)	$(17,650)

(ii) Components of deferred income tax assets and liabilities: Deferred income taxes are provided for the differences between accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are comprised of the following:

As at	March 31 2024	March 31 2023
Accounting income not currently taxable	$24,782	$(655)
Intangible assets	(128,423)	(127,466)
Investment tax credits taxable in future years when utilized	(5,332)	(7,285)
Loss available for offset against future taxable income	9,537	13,898
Property, plant and equipment	19,001	21,688
Other	4,986	1,698
Net deferred income tax liability	$(75,449)	$(98,122)

Presented as:	March 31 2024	March 31 2023
Deferred income tax assets	$5,904	$6,337
Deferred income tax liabilities	(81,353)	(104,459)
Net deferred income tax liability	$(75,449)	$(98,122)

Unrecognized deferred income tax assets: Deferred income tax assets have not been recognized in respect of the following item:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at	March 31 2024	March 31 2023
Losses and other assets available for offset against future taxable income	$67,908	$59,076

Loss carryforwards: As at March 31, 2024, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

As at	March 31, 2024
Years of expiry	Non-Canadian	Canadian
2025 - 2031	$5,006	$6
2032 - 2044	16,720	5
No expiry	114,626	—
	$136,352	$11

As at	March 31, 2023
Years of expiry	Non-Canadian	Canadian
2024 - 2030	$16,181	$6
2031 - 2043	17,322	3,849
No expiry	105,843	—
	$139,346	$3,855

At March 31, 2024, the Company has U.S. federal and state capital loss carryforwards of $533 (March 31, 2023 – $531) that do not expire, and Canadian capital loss carryforwards of $89,433 (March 31, 2023 - $83,887) that do not expire.

Investment tax credits: As at March 31, 2024, the Company has investment tax credits available to be applied against future taxes payable in Canada of approximately $15,746 and in foreign jurisdictions of approximately $11,268. The investment tax credits are scheduled to expire as follows:

Years of expiry	Gross ITC balance
2031 - 2036	$1,246
2037 - 2044	25,768
$27,014

The benefit of $19,379 (March 31, 2023 - $13,819) of these investment tax credits has been recognized in the consolidated financial statements. Unrecognized investment tax credits are scheduled to expire between 2041 and 2044.

(iii) The Company has determined that as of the reporting date, undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

(iv) There are temporary differences of $7,986 associated with investments in subsidiaries for which no deferred income tax liability has been recognized.

(v) The Company operates in jurisdictions that have enacted or substantively enacted new legislation for the global minimum top-up tax, known as Pillar Two. The legislation will become effective for the Company in its fiscal year ending March 31, 2025, with no current tax impact for the year ended March 31, 2024. The rules ensure that large multinational groups are subject to a minimum tax rate of 15% on income earned in each jurisdiction where they carry on business. While most jurisdictions where the

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Company operates have effective tax rates exceeding the required 15% minimum, in jurisdictions where transitional safe harbour relief is unlikely to apply and effective tax rates are expected to be below 15%, the Company expects no significant exposure to Pillar Two income taxes.

19. STOCK-BASED COMPENSATION

Employee Share Purchase Plan:
Under the terms of the Company’s Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their base salary or $10,000 in any one calendar year. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member’s contribution to the plan during the year, up to a maximum of 1% of the member’s salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company’s Board of Directors. During the years ended March 31, 2024 and March 31, 2023, no shares were issued from treasury related to the plan.

Stock Option Plan:
The Company uses a stock option plan to attract and retain key employees, officers and directors. Under the Company’s 1995 Stock Option Plan (the “1995 Plan”), the shareholders have approved a maximum of 5,991,839 common shares for issuance, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Time-vested stock options vest over four-year periods. The exercise price is either the price of the Company’s common shares on the TSX at closing for the day prior to the date of the grant or the five-day volume weighted average price of the Company’s common shares on the TSX prior to the date of the grant. Stock options granted under the 1995 Plan may be exercised during periods not exceeding seven years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Stock options issued under the 1995 Plan are non-transferable. Any stock option granted that is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants. In the event that the stock option would otherwise expire during a restricted trading period, the expiry date of the stock option is extended to the 10th business day following the date of expiry of such period. In addition, the 1995 Plan restricts the granting of stock options to insiders that may be under the 1995 Plan.

Under the Company’s 2006 Stock Option Plan (the “2006 Plan”), the shareholders have approved a maximum of 5,159,000 common shares for issuance. The terms of the 2006 Plan are identical to those of the 1995 Plan, except that the maximum number of common shares to be issued pursuant to the issue of options under the 2006 Plan is 5,159,000 common shares.

As at March 31, 2024, there are a total of 1,751,082 common shares remaining for future stock option grants under both plans (March 31, 2023 - 1,894,578).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Years ended		March 31 2024		March 31 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	785,429	$26.69	890,408	$21.04
Granted	176,112	57.71	223,144	36.42
Exercised (i)	(105,398)	20.45	(291,659)	17.02
Forfeited	(32,616)	40.86	(36,464)	25.59
Stock options outstanding, end of year	823,527	$33.56	785,429	$26.69
Stock options exercisable, end of year, time-vested options	369,483	$24.54	286,424	$21.16

(i) For the year ended March 31, 2024, the weighted average share price at the date of exercise was $57.26 (March 31, 2023 - $49.16).

As at March 31, 2024		Stock options outstanding		Stock options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.22 - $20.60	196,165	3.2 years	$20.23	144,343	$20.23
$20.61 - $32.92	265,219	3.4 years	26.58	178,373	24.88
$32.93 - $40.76	183,568	5.1 years	35.78	43,189	35.78
$40.77 - $57.71	178,575	6.1 years	56.31	3,578	45.74
$20.22 - $57.71	823,527	4.3 years	$33.56	369,483	$24.54

The fair values of the Company’s stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

Years ended	March 31 2024	March 31 2023
Weighted average risk-free interest rate	3.52%	2.66%
Dividend yield	0%	0%
Weighted average expected volatility	36%	34%
Weighted average expected life	4.77 years	4.75 years
Number of stock options granted: Time-vested	176,112	223,144
Weighted average exercise price per option	$ 57.71	$ 36.42
Weighted average value per option: Time-vested	$ 20.83	$ 12.24

Restricted Share Unit Plan:

During the year ended March 31, 2024, the Company granted 161,568 time-vesting restricted share units (“RSUs”), (210,678 in the year ended March 31, 2023) and 126,944 performance-based RSUs, (152,690 in the year ended March 31, 2023). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the consolidated statements of income with a corresponding increase in contributed surplus. The

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At March 31, 2024, 725,290 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company's annual audited consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company’s stock price. The change in value of the RSU liability is included in the consolidated statements of income in the period of the change. At March 31, 2024, the value of the outstanding liability related to the RSU plan was $13,875 (March 31, 2023 - $36,177). The RSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.25 years.

Deferred Stock Unit Plan:

The Company offers a Deferred Stock Unit Plan (“DSU Plan”) for members of the Board. Under the DSU Plan, each non-employee director may elect to receive all or a portion of his or her annual compensation in the form of notional common shares of the Company called deferred stock units (“DSUs”). The issue and redemption prices of each DSU are based on a five-day volume weighted average trading price of the Company’s common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place.

During the year ended March 31, 2024, the Company granted 32,498 units (March 31, 2023 - 33,998 units). During the years ended March 31, 2024 and March 31, 2023, no units were redeemed upon directors' retirement from the Board. As at March 31, 2024, the value of the outstanding liability related to the DSUs was $19,661 (2023 - $22,565).The DSU liability is revalued at each reporting date based on the change in the Company’s stock price. The DSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position. The change in the value of the DSU liability is included in the consolidated statements of income in the period of the change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the years ended	March 31 2024	March 31 2023
Stock options	$2,454	$1,772
RSUs	14,240	22,705
DSUs	(2,904)	6,115
	$13,790	$30,592

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

The decrease in stock-based compensation costs for the year ended March 31, 2024 is attributable to lower expenses from the revaluation of RSUs that are treated as liability awards and DSUs based on the market price of the Company's shares.

20. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at March 31, 2024:
Less than one year	$353,703
One - two years	13,535
Two - three years	1,732
Three - four years	562
Four - five years	62
$369,594

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2024, the total value of outstanding letters of credit was approximately $171,065 (March 31, 2023 - $192,508).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statements of financial position.

21. SEGMENTED DISCLOSURE

The Company’s operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	March 31, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$30,483	$62,895	$28,558
United States	11,273	143,642	434,039
Germany	24,849	35,158	38,945
Italy	16,819	39,439	133,447
Other Europe	17,627	13,581	34,672
Other	4,610	2,262	9,886
Total Company	$105,661	$296,977	$679,547

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at	March 31, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$21,384	$57,589	$25,584
United States	12,514	111,702	334,731
Germany	25,250	35,848	43,291
Italy	21,136	40,645	145,217
Other Europe	9,031	16,049	33,729
Other	4,897	1,286	10,658
Total Company	$94,212	$263,119	$593,210

Revenues from external customers for the years ended	March 31 2024	March 31 2023
Canada	$113,386	$103,149
United States	1,488,331	1,338,689
Germany	284,335	249,593
Italy	117,117	80,358
Other Europe	588,604	481,646
Other	441,110	323,949
Total Company	$3,032,883	$2,577,384

For the year ended March 31, 2024, the Company had revenues from a single customer that amounted to 25.1% of total consolidated revenues. For the year ended March 31, 2023, the Company had revenues from a single customer that amounted to 15.9% or more of total consolidated revenues.

22. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

For the years ended	March 31 2024	March 31 2023
Revenues from construction contracts	$1,972,816	$1,630,406
Services rendered	614,690	492,325
Sale of goods	445,377	454,653
Total Company	$3,032,883	$2,577,384

(b) Disaggregation of revenue from contracts with customers:

Revenues by market for the years ended	March 31 2024	March 31 2023
Life Sciences	$1,268,546	$1,209,856
Transportation	933,329	578,240
Food & Beverage	435,005	371,341
Consumer Products	287,228	305,100
Energy	108,775	112,847
Total Company	$3,032,883	$2,577,384

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Timing of revenue recognition based on transfer of control for the years ended	March 31 2024	March 31 2023
Goods and services transferred at a point in time	$445,377	$454,653
Goods and services transferred over time	2,587,506	2,122,731
Total Company	$3,032,883	$2,577,384

(c) Backlog:

The following table presents the aggregate amount of the revenues expected to be realized in the future from partially or fully unsatisfied performance obligations as at March 31, 2024 and March 31, 2023. The amounts disclosed below represent the value of firm orders and do not include constrained variable consideration or letters of intent. Such orders may be subject to future modifications that could impact the amount and/or timing of revenue recognition.

Revenues expected to be recognized in:	March 31 2024	March 31 2023
Less than one year	$1,215,000	$1,607,000
Thereafter	578,000	546,000
Total	$1,793,000	$2,153,000

(d) Accounts receivable continuity:

As at	March 31 2024	March 31 2023
Trade accounts receivable	$443,570	$375,356
Less: allowance for expected credit loss	(6,241)	(6,501)
Trade accounts receivables, net	$437,329	$368,855
Other accounts receivable	34,016	30,886
Total	$471,345	$399,741

(e) Contract balances:

As at	March 31 2024	March 31 2023
Trade receivables	$437,329	$368,855
Contract assets	704,703	526,990
Contract liabilities	(312,204)	(296,555)
Unearned revenue (i)	(51,056)	(33,490)
Net contract balances	$778,772	$565,800
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position.

As at	March 31 2024	March 31 2023
Contracts in progress:
Costs incurred	$3,936,631	$3,285,121
Estimated earnings	1,354,259	1,091,180
	5,290,890	4,376,301
Progress billings	(4,898,391)	(4,145,866)
Net contract assets and liabilities	$392,499	$230,435

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Contract assets relate to revenue earned in exchange of goods or services that have been transferred to a customer. These assets are billed and transferred to accounts receivable when the right to receive the consideration becomes unconditional. As such, the balances of this account vary and depend on the timing of billings on contracts at the end of the year.

Contract liabilities represent the obligation to transfer goods and services for which the Company has received consideration. The balance of this account is dependent on timing of progress on the contract as well as receipts from customers, and as such will vary.

The outstanding contract asset and contract liability balances increased by $177,713 and $15,649, respectively during the year ended March 31, 2024 due to the timing of billings on certain customer contracts.

23. OPERATING COSTS AND EXPENSES

Depreciation, amortization and employee benefit expenses recorded in the consolidated statements of income are detailed as follows:

For the years ended	March 31 2024	March 31 2023
Included in cost of revenues:
Depreciation of property, plant and equipment	$20,235	$18,313
Amortization of right-of-use assets	24,021	19,577
Amortization of intangible assets	11,238	5,538
Wages, salaries and other employee benefits	977,273	785,721

Included in selling, general and administrative expenses:
Depreciation of property, plant and equipment	$8,220	$7,277
Amortization of right-of-use assets	5,635	4,483
Amortization of intangible assets	71,825	70,301
Wages, salaries and other employee benefits	221,888	186,160
Retirement benefits (i)	11,496	8,382
(i) Includes defined benefit and defined contribution plan expenses.

24. NET FINANCE COSTS

	Note	March 31 2024	March 31 2023
Interest expense		$65,210	$60,663
Interest on lease liabilities	8	5,473	4,016
Interest income		(1,979)	(1,961)
		$68,704	$62,718

25. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the year ended	March 31 2024	March 31 2023
Weighted average number of common shares outstanding	97,761,731	91,835,740
Dilutive effect of RSUs	140,747	44,132
Dilutive effect of performance-based RSUs	328,044	—
Dilutive effect of stock option conversion	344,794	362,101
Diluted weighted average number of common shares outstanding	98,575,316	92,241,973

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the year ended March 31, 2024, stock options to purchase 164,263 common shares and 146,826 RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (217,439 common shares and 7,378 RSUs were excluded for the year ended March 31, 2023).

26. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

For the year ended	March 31 2024	March 31 2023
Accounts receivable	$(50,516)	$(40,593)
Income tax receivable	2,181	(5,935)
Contract assets	(178,224)	(162,886)
Inventories	(12,197)	(48,408)
Deposits, prepaids and other assets	3,063	(18,745)
Accounts payable and accrued liabilities	(69,923)	129,239
Income tax payable	5,126	(10,178)
Contract liabilities	14,944	43,290
Provisions	4,840	5,775
Foreign exchange and other	5,070	(965)
Total change in non-cash working capital	$(275,636)	$(109,406)

27. CAPITAL MANAGEMENT

The Company’s capital management framework is designed to ensure the Company has adequate liquidity, financial resources and borrowing capacity to allow financial flexibility and to provide an adequate return to shareholders. The Company defines capital as the aggregate of equity (excluding

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

accumulated other comprehensive income), bank indebtedness, long-term debt, lease liabilities and cash and cash equivalents.

The Company monitors capital using the ratio of total debt to equity. Total debt includes bank indebtedness, long-term debt and lease liabilities as shown on the consolidated statements of financial position. Equity includes all components of equity, less accumulated other comprehensive income. The Company also monitors an externally imposed covenant of debt to EBITDA of not greater than 3.5 to 1. For the years ended March 31, 2024 and March 31, 2023, the Company operated with a ratio below the externally imposed covenant. The Company is prepared to increase the total debt-to-equity ratio and net debt-to-EBITDA ratio if appropriate opportunities arise.

The capital management criteria can be illustrated as follows:

As at	March 31 2024	March 31 2023
Equity excluding accumulated other comprehensive income	$1,619,792	$1,070,543
Long-term debt	1,171,972	1,155,786
Lease liabilities	111,379	97,249
Bank indebtedness	4,060	5,824
Cash and cash equivalents	(170,177)	(159,867)
Capital under management	$2,737,026	$2,169,535
Debt-to-equity ratio	0.79:1	1.18:1
28. RELATED PARTY DISCLOSURE

The Company has an agreement with a shareholder, Mason Capital Management, LLC (“Mason Capital”), pursuant to which Mason Capital agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500. As part of the agreement, Michael Martino, a member of the Company’s Board of Directors who is associated with Mason Capital has waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board.

The compensation of the Board and key management personnel is determined by the Board on recommendation from the Human Resources Committee of the Board:

For the years ended	March 31 2024	March 31 2023
Short-term employee benefits	$5,710	$5,103
Fees	677	662
Stock-based compensation (i)	6,242	18,487
Post-employment benefits	59	57
Total remuneration	$12,688	$24,309
(i) Stock-based compensation includes approximately $(6,700) (March 31, 2023 - approximately $13,400) related to changes in the fair value of cash-settled plans due to the decrease in the Company’s share price during the year.

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.